

SINGAPORE



03022207

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

SUPPL

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**

24 April 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

03 MAY -6 AM 7:21

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
22 April 2003	Request for suspension in trading of shares.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 6/4

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

REQUEST FOR SUSPENSION IN TRADING OF SHARES

The Directors of Cosco Investment (Singapore) Limited ("the Company") would like to request for a suspension of the trading of the Company's shares at 9.00 a.m. on 23 April 2003 pending the release of announcements.

By Order of the Board

Submitted by Mr Ji Hai Sheng, President on 22/04/2003 to the SGX

